

Dr. Angel A. Rivera · 3rd

Chief Technology Officer, Co-Owner/Co-founder/Shareholder at Quorum X Diagnostics Inc. CTO at AdCure bio

Greater Atlanta Area · 38 connections · **Contact info**

Quorum X Diagnosti

Experience

Chief Technology Officer
Quorum X Diagnostics Inc.
Mar 2019 – Present · 1 yr 3 mos
Greater Atlanta Area

Chief Technology Officer
AdCure bio
2018 – Present · 2 yrs
Greater Atlanta Area

Director of Research and Development, Manufacturing
EXPRESSION THERAPEUTICS, LLC
Jun 2012 – Jun 2018 · 6 yrs 1 mo
Atlanta, Georgia

Skills & Endorsements

Management · 2

Reinhard Wähler and 1 connection have given endorsements for this skill

Microsoft Excel · 1

Eric Elvira has given an endorsement for this skill

Microsoft Office · 1

Eric Elvira has given an endorsement for this skill

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Interests

 **Expression Therapeutics**
93 followers